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                                  PRESS RELEASE



FOR IMMEDIATE RELEASE                               CONTACT:  Investor Relations
April 30, 2004                                                804-217-5897



                          DYNEX CAPITAL, INC. ANNOUNCES
                  SHAREHOLDER APPROVAL OF RECAPITALIZATION PLAN
                           AND STATUS OF TENDER OFFER

         Dynex Capital, Inc. (NYSE: DX) today announced that at its specially convened shareholders' meetings, the preferred and common shareholders overwhelmingly approved the amendment of the articles of incorporation of the Company and conversion of its existing Series A, Series B and Series C Preferred Stock into a new Series D Preferred Stock and shares of Common Stock pursuant to a previously announced recapitalization plan. Approval by two-thirds of the holders of each of the Series A, Series B and Series C Preferred Stock and a majority of common shareholders present and voting was required. Based on tabulations by Wachovia Bank, N.A., in excess of 90% of votes cast by both the preferred shareholders and common shareholders were in support of the amendment and conversion.

         The Company also announced that its Board of Directors has extended the expiration date and time of its previously announced tender offer, and has amended the terms of the tender offer to waive the $10 million minimum tender requirement that was a condition to its completion. The tender offer, commenced in late March as part of the overall recapitalization plan of the Company, will now expire at 9:00 A.M. Eastern Daylight Time on May 10, 2004. As of 12:01 A.M. on April 30, 2004, when the tender offer was originally scheduled to expire, shareholders had tendered for approximately $3 million of Senior Notes, below the $10 million minimum tender requirement. The Company is now waiving the $10 million minimum tender requirement. Depending on the final amount tendered, the dollar amount of Senior Notes issued may be less than the minimum listing requirement for the New York Stock Exchange, and therefore, the Company may be unable to list the Senior Notes on the exchange.

         The closing of the recapitalization, including the issuance of the Senior Notes, the new Series D Preferred Stock and associated Common Stock will not occur until after the conclusion of the tender offer expiring on May 10th.

Note: This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. The words "believe", "expect", "forecast", "anticipate", "estimate", "project", "plan", and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. The Company's actual results and timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements as a result of unforeseen external factors. These factors may include, but are not limited to, changes in general economic and market conditions, disruptions in the capital markets, fluctuations in interest rates, defaults by borrowers, defaults by third-party servicers, the accuracy of subjective estimates used in determining the fair value of certain financial assets of the Company, the impact of recently issued financial accounting standards, increases in costs and other general competitive factors. For additional information, see the Company's Form 10-Ks and Form 10-Qs as filed with the Securities and Exchange Commission.

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